BERKSHIRE HILLS BANCORP, INC.
60 State Street
Boston, Massachusetts 02109

April 4, 2025

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Madeleine Mateo

Re:	Berkshire Hills Bancorp, Inc.
Registration Statement on Form S-4 (Registration Number 333-286052)
Request for Acceleration of Effectiveness

Dear Ms. Mateo:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Berkshire Hills Bancorp, Inc. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form S-4, File No. 333-286052, as amended, be accelerated by the Commission so that it will become effective at 4:00 p.m. Eastern Time on April 8, 2025, or as soon thereafter as practicable.

Please contact Marc Levy of Luse Gorman, PC at (202) 274-2009 or mlevy@luselaw.com with any questions you may have. In addition, please notify Mr. Levy when this request for acceleration has been granted.

Very truly yours,

/s/ Wm. Gordon Prescott
Wm. Gordon Prescott
Senior Executive Vice President, General Counsel & Corporate Secretary (Duly Authorized Representative)
cc: Marc Levy